UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                           Form 10-C

        REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                 INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
             and Rule 13a-17 or 15d-17 thereunder

                 The Seibels Bruce Group, Inc.
           -----------------------------------------
        (Exact name of issuer as specified in charter)

             1501 Lady Street, Columbia, SC  29201
        -----------------------------------------------
           (Address of principal executive offices)

Issuer's telephone number, including area code    (803) 748-2000
                                              --------------------

            I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1.  Title of security    Common stock, par value $1.00 per share
                      --------------------------------------------
2.  Number of shares outstanding before the change  18,397,686
                                                  -------------------
3.  Number of shares outstanding after the change  24,647,686
                                                  ------------------
4.  Effective date of change   September 26, 1996
                             ----------------------
5.  Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
                                    Distribution
                              -------------------------
Give brief description of transaction : The Company issued 6,250,000 shares of its authorized common stock to a group of investors for a price of $1.00 per share. The investment group was also granted options to purchase an additional 3.125 million shares priced at the higher of $1.50 per share or the book value at the date of exercise and an additional 3.125 million shares at an exercise price of the greater of $2.00 or the book value at the date of excercise, expiring at the end of years 1998 and 2000, respectively.




                  II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change ---------------------------------------------------
2.  Name after change  -----------------------------------------------------
3.  Effective date of charter amendment changing name ----------------------
4.  Date of shareholder approval of change, if required  -------------------


Date  October 09, 1996                        /s/ John A. Weitzel
    -------------------------              --------------------------------
                                           Chief Financial Officer
                                           (Officer's signature and title)



                                                             SEC 1811 (5/91)